EXHIBIT 21.1

Sarepta Therapeutics, Inc.

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Sarepta Securities Corp.	Massachusetts, USA
ST International Holdings, Inc.	Delaware, USA
ST International Holdings Two Inc.	Delaware, USA
Sarepta International Holdings GmbH	Switzerland